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Madison Liquidity Investors 117, LLC, Amends Tender Offer

GREENWOOD VILLAGE, COLORADO, March 19, 2002. As previously announced, Madison Liquidity Investors 117, LLC, is tendering for limited partnership units in Marriott Residence Inn II Limited Partnership, subject to the terms of its Offer to Purchase, as supplemented. The offer will expire at 5:00 p.m., New York time, on Tuesday, April 16, 2002, unless extended. The offer was previously scheduled to expire at 5:00 p.m., New York time, on March 19, 2002.

The offering price has been reduced to $200 per Unit from $300 per Unit as a result of the recent announcement by the General Partner that a significant portion of the Partnerships cash reserves will be used to fund capital improvements to the Partnership's properties.

Tendering unitholders may withdraw tenders of units at any time prior to the expiration date of the offer. If units previously tendered are not withdrawn prior to the expiration date, the tendering unitholder will be entitled to the offer price in effect at the expiration of the offer.

As of March 18, 2002, 1,324 or 1.9% of the outstanding Units have been tendered in the Offer.

Madison has amended its tender offer materials providing additional information, which is available on the internet at www.sec.gov, and may be obtained from offices of the Securities and Exchange Commission.

Questions and requests for assistance or additional copies of tender offer materials may also be directed to Madison Liquidity Investors 117, LLC, 6143 South Willow Drive, Suite 200, Greenwood Village, CO 80111.

Telephone
(800) 269-7313.